Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated October 3, 2018

Republic of Colombia

Final Term Sheet

U.S. $500,000,000 5.000% Global Bonds due 2045

Issuer:	Republic of Colombia (“Republic”)

Transaction:	5.000% Global Bonds due 2045 (“2045 Global Bonds”)

Expected Issue Ratings*:	Baa2 / BBB- / BBB (Moody’s, negative / S&P, stable / Fitch, stable)

Format:	SEC Registered

Principal Amount:	U.S. $500,000,000

Reopening:	The bonds constitute a further issuance of, and will form a single series with, the U.S. $1,500,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on January 28, 2015, U.S. $1,000,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on March 26, 2015 and the U.S. $1,500,000,000 aggregate principal amount of the Republic’s 5.000% Global Bonds due 2045 issued on January 25, 2017.

Pricing Date:	October 3, 2018

Settlement Date:	October 12, 2018 (T+6)

Make-Whole Call:	Prior to December 15, 2044 at a discount rate of Treasury Yield plus 40 basis points

Par Call:	On and after December 15, 2044 (six months before the maturity date) redeemable at 100.000%

Maturity Date:	June 15, 2045

Interest Payment Dates:	June 15 and December 15 of each year, commencing December 15, 2018, to the holders of record on June 1 and December 1 preceding each payment date

Benchmark Treasury:	3.125% UST due May 15, 2048

Benchmark Treasury Price and Yield:	Price: 96-02+ and yield: 3.334%

Spread to Benchmark Treasury:	+185 bps

Yield to Maturity:	5.184%

Coupon:	5.000%

Price to Public:	97.350% not including accrued interest

Proceeds (before underwriting discount and expenses) to Issuer:	U.S. $494,875,000 which includes accrued interest totaling U.S. $8,125,000 from June 15, 2018 to October 12, 2018, plus accrued interest, if any, from October 12, 2018

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the 2045 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Preliminary Prospectus Supplement:	http://www.sec.gov/Archives/edgar/data/917142/000119312518291670/d623389d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325 CU7 / US195325CU73

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1-800-831-9146, Credit Suisse Securities (USA) LLC toll-free at +1-800-221-1037 or J.P. Morgan Securities LLC toll-free at +1-866-846-2875.

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